

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Feng Lin
Chief Financial Officer
Uxin Limited
21/F, Donghuang Building
No. 16 Guangshun South Avenue
Chaoyang District, Beijing, 100102
People's Republic of China

> **Re: Uxin Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2023**
> **File No. 001-38527**

Dear Feng Lin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Li He, Esq.